July 19, 2019

Donald Steinberg
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway, Suite 205
Escondido, California 92029

       Re: Marijuana Co of America, Inc.
           Amendment No. 1 to Form 10-K for period ended December 31, 2018 Filed June 25, 2019
           Current Report on Form 8-K
           Filed July 3, 2019
           File No. 000-27039

Dear Mr. Steinberg:

         We have reviewed the above filings and your June 25, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 28, 2019 letter.

Amendment No. 1 to Form 10-K for period ended December 31, 2018 filed June 25, 2019

Results of Operations, page 31

1. We note your response to prior comment 3 and your revised disclosure on page 33 showing that $17.1 million of the total $17.3 million SG&A decrease in 2018 is from lower stock compensation expense. We also note your disclosure on page 35 that the decrease was related to you issuing less stock-based compensation for consulting services. Please revise your disclosure on page 33 to address the following:
        Revise your tabular disclosure to also more clearly label the stock based compensation by the nature of the expense rather than solely the payment method. Expand your disclosure to identify the nature of various consulting services received
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany NameMarijuana Co of America, Inc.
July 19, 2019
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             that comprised the $18.1 million in 2017, providing the respective quantification.
             Clearly identify the objective outcomes resulting from the consulting services.
             To the extent a portion of the stock based compensation is paid to officers and directors, separately identify those amounts and label them as such.
             More clearly explain the reasons for the decreases in these amounts and your expectations for the future trends of the various types of expenses paid for with stock based compensation.
Item 9A. Controls and Procedures, page 44

2. We note your response to prior comment 8. Please revise to provide the following:
           Disclose your evaluation of the disclosure controls and procedures
(DCP) as defined in
           Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, including your conclusion as of the period covered by this report. Your revised disclosures gives two separate conclusions on the effectiveness of internal controls over financial reporting (ICFR) but omits a conclusion on DCP.
           Regarding the two material weaknesses that you have identified, please revise to identify the extent to which material weaknesses have been resolved. Certifications, page 51

3. We note your response to prior comment 19 and reissue our comment in its entirety.
         Your certifications filed as Exhibits 31.1 and 31.2, with both the original 10-K on April
         15, 2019 and this amendment number one to the 10-K on June 25, 2019, are each missing the introductory language in paragraph 4 referring to internal control over financial reporting. You also continue to omit the paragraph regarding the design of internal control over financial reporting. Accordingly, please file an amendment to your
         Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-
         K.
Report of Independent Registered Public Accounting Firm, page F-1

4. We note your response to prior comment 11 regarding the audit report accompanying your financial statements. Please address the following:
           As previously requested, please ensure that your auditors provide reports that are fully compliant with PCAOB AS 3101. In response to this comment, please ensure that the audit opinion is addressed to both the board of directors and shareholders. Further, please ensure the opinion specifically includes a positive statement indicating that the financial statements subjected to audit include the related notes and any related schedules, if applicable.
           Revise to ensure that the auditor's city and state reflected in both this audit report and the auditor's consent in exhibit 23 are consistent. As noted in our previous comment, the opinion in your Form 10-K is signed out of Plantation, Florida. However, the
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany NameMarijuana Co of America, Inc.
July 19, 2019
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             auditor's consent in the Form S-1 is signed out of Cornelius, North Carolina. Please revise one or the other to ensure the location is identified consistently.
Stock Based Compensation, page F-8

5. We note your response to prior comment 13, including your revisions to clarify that you cancelled options to purchase 1,000,000,000 shares on February 27, 2019. You still disclose on page F-8 that "As of December 31, 2018 and 2017, the number of outstanding stock options to purchase shares of common stock was 0 and 1,000,000,000 shares, respectively. 0 and 750,000,000 shares were vested as of December 31, 2018 and 2017, respectively." However, elsewhere you disclose that there were options exercisable into one million shares outstanding as of December 31, 2018. Revise to reconcile this apparent inconsistency.
Adoption of Accounting Standards, page F-11

6. We note your response to prior comment 14 regarding the adoption of ASU 2014-09
         "Revenue from Contracts with Customers" and the revisions to your revenue recognition disclosures. Please address the following:
           Please revise to provide the transition disclosures required upon adoption, including the following:
             o Revise to disclose the date you adopted this guidance, which transition method was used, which of of your contracts were included and excluded, and why.
             o Revise to disclose any of the following judgments and changes in judgments made in applying the new standard that affected your determination of the amount and timing of revenue recognition, including a description of performance obligations identified, the composition of the transaction price, your basis for allocating the transaction price to performance obligations, and the factors you considered in establishing revenue recognition to be either at a point in time or over time.
             o Please address the following in your response as well as your revised disclosure, referring to the specific guidance of ASU 2014-09 on which you relied:
                     In the last paragraph on page F-6, you disclose that you will recognize revenue when persuasive evidence of a significant financing component exists in your contracts. Tell us what you mean here, and revise to clarify whether you believe you have significant financing component in any of your contracts. If so, explain how your transaction price and variable consideration is impacted by the significant financing components of consulting and product sales contracts.
                     You disclose on F-7 that you record revenue from product sales upon delivery of goods and payment for product. Explain what you mean here and whether your receipt of payment for product sales is always simultaneous with the completion of the performance obligations required for recognition of revenue.
                     Revise to clearly identify the performance obligations in these arrangements.
 Donald Steinberg
Marijuana Co of America, Inc.
July 19, 2019
Page 4
             For each of your major revenue streams, describe and quantify the extent to which the adoption of the new guidance altered the timing of revenue recognition as determined under the prior guidance.
Note 4 - Investments, page F-17

7. We note your response to prior comment 15. As previously requested, please revise your debt roll-forward to clearly show how it reconciles to the amounts presented on your
         Balance Sheet and Statements of Operations. Revise to clarify that the table includes the current portion of your convertible notes payable, but explain why the table excludes the long term convertible notes payable of $172,856 as of December 31, 2017.
Note 15 - Subsequent Events, page F-31

8. We note your response to prior comment 18 regarding your definitive agreement with Natural Plant Extract of California, Inc. Please provide us with your quantified significance tests for this investment for purposes of both Rule 8-04 Regulation S-X and
         ASC 323-10-50-3. Tell us how you have accounted for the consummation of the definitive agreement.
Current Report on Form 8-K filed July 3, 2019

Item 3.03 Material Modification to Rights of Security Holders, page 2

9. We note your disclosure that on July 1, 2019, your stockholders holding a majority of the shares eligible to vote met in a Special Meeting to approve an amendment to your articles of incorporation to affect a sixty for one reverse stock split of your issued and outstanding common stock. However, Exhibit 4.2 indicates a majority of your stockholders acted to approve the amendment by written consent waiving all notice of, and the holding of, a meeting of the stockholders. Please reconcile your disclosure to clarify whether a stockholder meeting was held. Additionally, as no proxy or information statement was filed relating to this meeting or action by written consent, please tell us how you complied
FirstName LastNameDonald Steinbergin adopting this amendment to your articles. Please refer to with the applicable proxy rules
Comapany NameMarijuana 14a-3 and 14a-6 Inc. the 20-day period referenced in Exchange Act
       Exchange Act Rules Co of America, and
       Rule 14c-2(b).
July 19, 2019 Page 4
FirstName LastName
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany NameMarijuana Co of America, Inc.
July 19, 2019
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FirstName LastName
       You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:      Tad Mailander, Esq.